Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

February 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa App 2 LLC Offering Statement on Form 1-A Post-Qualification Amendment No. 12 Filed January 25, 2023 File No. 024-11648

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa App 2 LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 6, 2023 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed as Post-Qualification Amendment No. 12 with the Commission on January 25, 2023 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing an amended Offering Statement on Form 1-A as Post-Qualification Amendment No. 13 (the “Amended Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

In addition the Company will be removing the following new, unqualified series from the Offering: Landa Series 3760 Michigan Avenue, Landa Series 8152 Arble Drive, Landa Series 3390 Jacqueline Drive, Landa Series 7848 Dalehurst Drive and Landa Series 5066 Greenway Drive.

Amendment No. 12 on Form 1-A POS filed January 25, 2023

General

[Note – to facilitate the responses, we have divided Comment No. 1 into separate parts]

1. We note the revisions made in response to comment 3 and the revised disclosure on page 64 referencing the free stock program and stating that "[d]etails regarding any such incentive program will be posted on the Landa Mobile App.".

Responses to Comment No. 1

General Response

As disclosed in the Amended Offering Statement, the Manager has discontinued all “free” Share incentive programs.

Please provide additional information regarding the amount of offers of "free" shares that have occurred to date.

Response

Please see the response to Comment No. 3 with respect to the number of “free” Shares issued by the Company.

In addition, please confirm, if true, that you are using Regulation A for such offers and sales and that the issuances count toward the annual maximum under Rule 251(a).

Response

In response to the Staff’s comment, the Company has included the following disclosure in the Amended Offering Statement under “Plan of Distribution” confirming that the “free” Shares were issued under Regulation A and were part of the maximum amount that may be offered in any 12-month period:

“Shares issued in connection with such incentive programs were issued pursuant to this offering and were subject to the maximum offering amount permitted under Regulation A.”

Please revise the cover page and plan of distribution sections to clearly disclose in greater detail the specific programs the Manager will use to offer such securities. We also note the disclosure that the Manager plans to offer various other promotions and incentives to investors. Please clarify how the specific promotions and incentive programs will be communicated to investors.

Response

As noted above, the Manager has discontinued all “free” Share incentive programs. Given that the program has been discontinued (and will not be offered again unless the Staff’s concerns noted in its comments have been addressed), we respectfully submit that including additional details about the prior programs is not necessary and will only be confusing to investors given that the programs are not available. Notwithstanding the foregoing, the Company determined to leave in the previously disclosed details, as modified to reflect the past tense. We respectfully submit that this disclosure already addresses some of the specific Staff comments; for example, how the programs would have been communicated to investors (i.e. on the Landa Mobile App).

Additionally, please clearly disclose that the Manager is acting as an underwriter in connection with distributions of such shares or provide a detailed legal analysis explaining why you believe it is not an underwriter.

Response

The Company believes there is a reasonable position that the Manager is not acting as an underwriter in connection with the incentive programs. However, in an effort to move past this point the Amended Offering Statement has been revised to affirmatively state that the Manager was an underwriter with respect to the prior incentive programs.

2. Please also clarify (and explain how) the Company and especially the Manager (Landa Holdings Inc.) intend to structure and operate the above-referenced “free stock” program so as not to violate the trading restrictions under Rules 101 and 102 of Regulation M by making impermissible bid, purchases, and/or attempts to induce any other person to bid or purchase of the “covered security” (which may be the same security as the “free stock”) outside of the Reg M “Distribution” during the relevant restricted period. Please be advised that we may have additional comments once we have received your written responses and reviewed any additional information that is provided.

Response to Comment No. 2

As noted above, the Manager has terminated its “free” Share incentive program. The Company believes that Regulation M was not implicated in the program because, among other things, there is no market for the Series securities until after the “distribution” of such Series has been completed (i.e. all the Shares of that Series have been sold); the share price attributable to the “free” Shares is fixed (with no opportunity for any artificial impact on the price of such Shares); the Shares being issued in the program are issued directly by the Company to the recipient; and to the extent that the Manager is deemed to have purchased the Shares from the Company, that transaction is exempted under Rule 101(b)(8).

Plan of Distribution, page 64

3. We note your disclosure that the Manager may offer incentives to potential and/or existing investors in the form of “free” Shares. Please quantify for us and in your filing the amount and value of "free" Shares that have been issued as of the date of the offering circular by Series and in total.

Response to Comment No. 3

As noted in the response to Comment No. 1 above, the Manager has discontinued the “free” Share programs. In response to the Staff’s comment, the Company has revised the Amended Offering Statement under “Plan of Distribution” to disclose that 2,174 “free” Shares with an aggregate value of $18,197.82 have been issued by the Company in connection with “free” Share incentive programs prior to the programs being discontinued. The Company advises that the breakdown on a Series by Series basis is as follows:

Series Name	Number of shares	Value

LANDA APP 2 LLC - 126 Wildwood Road Stockbridge GA LLC	302	$2,093.49
LANDA APP 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	303	$2,066.55
LANDA APP 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC	313	$2,670.14
LANDA APP 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	293	$1,961.75
LANDA APP 2 LLC - 303 Kellys Walk Locust Grove GA LLC	254	$2,675.82
LANDA APP 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	147	$878.60
LANDA APP 2 LLC - 4085 Springvale Way Mcdonough GA LLC	303	$3,444.70
LANDA APP 2 LLC - 45 Robertford Drive Covington GA LLC	259	$2,406.77

Totals	2174	$18,197.82

Overview to Unaudited Pro Forma Condensed Combined Financial Statements, page F-2

4. We note your response to our comment 1 and your revision to your offering circular that the market rate of interest for the Refinance Notes is expected to be in the range of 7% to 10% per annum. Please further revise the footnote disclosure to your pro forma financial information to quantify the range of impact of this potential interest rate increase on interest expense and net income (loss) for each Series and in total. Refer to Article 11 of Regulation S-X.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised footnote C in its pro forma financial information as follows (new language reflected by underlining):

Reflects adjustments related to the Acquisition Notes payable that were obtained to fund the property acquisitions and the related interest expense for the period presented. The Acquisition Notes are expected to be refinanced at the closing of the offering with a Refinance Note at a market rate of interest that is expected to be in the range of 7% to 10% per annum, that will be secured by the property and mature between one (1) and five (5) years after the refinancing. The Refinance Notes are anticipated to have principal amounts that (i) are less than the Acquisition Notes, which will be paid off by a combination of the proceeds from the Refinance Note and the offering proceeds of each applicable series, and (ii) represent a loan to value ratio of approximately 65%. As a result, for every $1,000 of Acquisition Note debt reflected in the pro forma balance sheets, the interest expense for each Series would either decrease by up to $3 per $1,000 (assuming the interest rate of the Refinance Note is at the low end of the range) or increase by no more than $6 per $1,000 (assuming the interest rate on the Refinance Note is at the high end of the range). Net income would increase with a decrease in interest expense, and net income would decrease with an increase in interest expense, both on an individual Series basis and total combined pro forma.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:    Via E-mail

Yishai Cohen, Chief Executive Officer

Charles Tomlinson, Head of Accounting

Landa Holdings, Inc..

Farnell Morisset, Esq.

Patrick Wilson, Esq.

Goodwin Procter LLP

4